UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a)

ASIA GREEN AGRICULTURE CORPORATION
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001
(Title of Class of Securities)

78457X 101
(CUSIP Number)

Zhan Youdai
Shuinan Industrial Area, Songxi County
Fujian Province 353500, China
(86) 0599-2335520
Copies to:

James A. Mercer III, Esq.	Don Williams, Esq.
Sheppard Mullin Richter & Hampton LLP	Sheppard Mullin Richter & Hampton LLP
12275 El Camino Real, Suite 200	1717 West Nanjing Road, Suite 2601
San Diego, California 92130	Shanghai 200040, China
(858) 720-7469	86 (21) 2321-6000

(Name, Address and Telephone Number of Person)
Authorized to Receive Notices and Communications)

December 13, 2012
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

(Continued on following pages)

1	NAMES OF REPORTING PERSONS Zhan Youdai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 22,467,568 shares of common stock
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 22,467,568 shares of common stock
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,467,568 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.01%
14	TYPE OF REPORTING PERSON (see instructions) IN

Item 1. Security and Issuer.

The name of the issuer is Asia Green Agriculture Corporation, a Nevada corporation (the "Company"), which has its principal executive offices at Shuinan Industrial Area, Songxi County, Fujian Province 353500, China. This statement relates to the Company's common stock, $0.001 par value per share (the "Common Stock").

Item 2. Identity and Background.

(a) The name of the person filing this statement is Zhan Youdai (the "Reporting Person").

(b) The business address of the Reporting Person is Shuinan Industrial Area, Songxi County, Fujian Province 353500, China.

(c) The Reporting Person's principal occupation is acting as the Chief Executive Officer and Director of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person received the securities covered by this statement pursuant to that certain share purchase and sale agreement (the "Purchase Agreement"), dated December 13, 2012, entered into between the Reporting Person and Mr. Cai Yangbo, the beneficial owner of 22,467,568 shares of Common Stock (the “Transfer Shares”). Pursuant to the Purchase Agreement, the Reporting Person purchased all the equity interest in the Company held by Cai Yangbo for aggregate consideration of $11,233,784, and Cai Yangbo transferred all of the Transfer Shares, representing approximately 61% of the issued and outstanding Common Stock of the Company, to the Reporting Person. The consideration for the purchase was from the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Purchase Agreement as described in Item 3 above. Except as set forth in this Schedule 13D and the current report on Form 8-K filed by the Company on December 14, 2012, the Reporting Person has made no plans or proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) - (b) As of the date of this statement, the Reporting Person beneficially owns 22,467,568 shares of the Common Stock, representing approximately 61% of the outstanding shares of the Common Stock. The Reporting Person has and will have the sole power to vote and dispose of the shares of the Common Stock that he beneficially owns.

(c) The Reporting Person has not effected any transactions in the issuer's securities within the past 60 days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the Company on December 14, 2012, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Share Purchase and Sale Agreement, dated December 13, 2012, between Zhan Youdai and Cai Yangbo.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2012

/s/ Zhan Youdai
Zhan Youdai
Stockholder